SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 6th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris – La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated September 6th, 2006

SCOR
(Registrant)

By:	/s/ MARCEL KAHN Marcel Kahn,
Chief Financial Officer

Highfields case against SCOR is dismissed
First Half 2006, SCOR records a net income of EUR 102 million, up 42%

22 August 2006
Highfields case against SCOR is dismissed
The United States District Court for the District of Massachusetts ordered on the 16th August 2006 that the case brought by the Highfields investment funds against SCOR be dismissed without prejudice due to the Highfields investment funds’ failure to establish the Court’s subject matter jurisdiction.
SCOR has been informed by the Highfields investment funds that they have filed a new complaint in the Superior Court of the State of Massachusetts, but SCOR has not yet been served with that pleading.
SCOR has always considered and continues to consider that the Highfields investment funds made a successful, highly profitable investment in IRP, and SCOR believes the Highfields investment funds have no legitimate basis for complaint. SCOR intends to defend against any such newly commenced action, to preserve its options to seek redress, and to pursue the Highfields investment funds for damages and expenses incurred in defending itself against what it believes is unfounded litigation by the Highfields investment funds.
2006 communications timetable

2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

30 August 2006
First Half 2006
SCOR records a net income of EUR 102 million, up 42%
•	Gross written premiums: EUR 1,372 million (+ 16% compared to the first half of 2005), of which Non-Life business amounts to EUR 844 million (+28%)

•	Operating income: EUR 188 million (+ 34% compared to the first half of 2005)

•	Net income: EUR 102 million (+ 42% compared to the first half of 2005)

•	Net income per share: EUR 0.11 (+ 22% compared to the first half of 2005)

•	Shareholders’ equity at 30 June 2006: EUR 1,672 million (compared to EUR 1,719 million at 31 December 2005)

•	Combined ratio for Non-Life reinsurance: 98.2% at 30 June 2006 compared to 99.7% at 30 June 2005

•	Margin on net earned premiums in Life reinsurance: 7.2% compared to 5.8% in the first half of 2005

•	Operating income for Life reinsurance increases by 25%.

•	Gross investment income: EUR 239 million (+12 % compared to the first half of 2005)
Significant events
•	Confirmation of commercial dynamism in a satisfactory pricing environment. Renewal of Non-Life treaties on 1 July: +21%

•	Net cost of retrocession up by 3.7 combined ratio points compared to the first half of 2005

•	Planned acquisition of Revios announced on 5 July 2006

•	Successful EUR 350 million subordinated debt issue as part of the associated financing.
The Board of Directors meeting of 29 August 2006, chaired by Denis Kessler, approved SCOR’s 2006 first half accounts. These accounts are presented excluding any impact from the acquisition of Revios, announced on 5 July 2006.
1. Sharp increase in business and income is confirmed
In the first half of 2006, the Group’s global gross written premiums (Life and Non-Life), expressed in terms of gross written premiums, stand at EUR 1,372 millions, up 16% compared to the first half of 2005. This increase is due on the one hand to strong growth in Property & Casualty and liability reinsurance, with regard to Treaties (+26%) and Large Corporate Accounts (+24%), and on the other hand to the stability of Life reinsurance business.
Operating income for the first half of 2006 stands at EUR 188 million, up 34% compared to the first half of 2005. This is distributed between a Non-Life operating income of EUR 153 million and a Life operating income of EUR 35 million.
Net income after tax in the first half of 2006 is EUR 102 million, up 42%.
Shareholders’ equity at 30 June 2006 was EUR 1,672 million, recording a slight decrease of 2.7%, representing EUR 47 million, compared to 31 December 2005. This is principally due to the following factors:
-	the payment of a EUR 48 million dividend for 2005 on 19 May 2006;

-	a net income of EUR 102 million for the 2006 first half;

-	a negative translation differential for the increased Euro value of the shareholders’ equity of our mainly North American subsidiaries in the sum of EUR — 34 million following the fall of the US Dollar.

-	the variation in unrealised capital gains and losses on available for sale (AFS) securities, net of shadow accounting and deferred taxes in the sum of EUR — 49 million;

-	the purchase of shares on the Group’s own account in the sum of EUR — 18 million, to cover the share attribution plans.
Permanent capital, which includes shareholders’ equity and long-term debts, amounts to EUR 2,392 million.
The Group’s global cash-flow is positive for the first half of 2006, standing at EUR 69 million.
Net liabilities relating to contracts, which include technical reserves on insurance contracts as well as liabilities linked to financial contracts net of retrocessions, reach EUR 8,642 million at 30 June 2006, compared to EUR 8,758 million at 31 December 2005. This slight apparent decrease is due to a translation differential. At constant exchange rates, net liabilities relating to contracts are up by 1.9%.

Group overheads stand at EUR 105 million. Relative to premiums, the Group’s cost ratio has improved, standing at 7.7% in the first half of 2006 compared to 8.7% in the first half of 2005.
2. Results by line of business
2.1. In Non-Life reinsurance (Property & Casualty Treaties, Large Corporate Accounts and Specialties reinsurance), premium income reaches EUR 844 million in the first half of 2006, up by 28% compared to the first half of 2005.
The dynamic observed during the Non-Life treaty renewals in Europe at 1 January 2006, where written premiums were up by 25%, continued during the Non-Life treaty renewals on 1 April 2006 (Asian and Indian markets), with an increase of 23% in the written premium amount, and during the Non-Life treaty renewals on 1 July 2006 (mainly the Middle East) with an increase of 21% in the written premium amount.
Large corporate accounts business is up by 24% in the first half of 2006 compared to the first half of 2005.
In total, Non-Life business in Europe is up by 34% in the first half of 2006 compared to the first half of 2005 with gross written premiums of EUR 502 million. In Asia, gross written premiums reach EUR 225 million (+ 14%). In North America, gross written premiums rise to EUR 117 million (+ 38%).
The combined ratio for Non-Life reinsurance business stands at 98.2% (including CRP) in the first half of 2006, compared to 99.7% (including CRP) for the first half of 2005. Excluding CRP, a run-off subsidiary, the combined ratio amounts to 97.7% in the first half of 2006 compared to 97.2% in the first half of 2005.
This ratio records the increase in retrocession costs (net of losses, commissions and reinstatement premiums). For the first half of 2006, the net cost of retrocession was 5.8 Combined Ratio Points, compared to 2.1 Combined Ratio Points for the same period in 2005.
2.2. Gross written premiums in Life reinsurance reach EUR 528 million in the first half of 2006, stable compared to the first half of 2005. Life reinsurance business is expanding in Europe, Canada and Asia. In the United States, business remains affected by the Group’s rating.
Life reinsurance operating income reaches EUR 35 million for the first half of 2006, compared to EUR 28 million for the first half of 2005, representing an increase of 25%.
3. Active investment management has led to an increase in the contribution made by investment income in a more volatile financial market environment
Investment income for the first half of 2006 stands at EUR 239 million, compared to EUR 214 million in the first half of 2005, representing an increase of 12%.
In the first half of 2006, investment income is distributed as follows: EUR 173 millions in investment products (up 9% compared to the first half of 2005), EUR 22 million in changes in fair value by income (compared to EUR 29 million in the first half of 2005) and EUR 47 million in capital gains from disposals net of writedowns (compared to EUR 18 million in the first half of 2005). This investment result includes a slight foreign exchange loss of EUR -3 million.
At 30 June 2006, investments reach EUR 9,199 million, compared to EUR 9,635 million at 31 December 2005. Investments at 30 June 2006 are distributed as follows: bonds (54%), cash and equivalents (19%), loans and receivables (14%), shares (10%) and real estate (3%).
***
Denis Kessler, Chairman and Chief Executive Officer, said:
“The First Half Results confirm the pertinence of the strategy that we have been following for the past four years: solvency and profitability have been fully restored. The return to controlled business expansion has been confirmed by the renewals and the increase in premium income. All of the Group’s centres of activity — life and non-life reinsurance and investment activity — have contributed to the results.
The emphasis within the SCOR Group is now on the deepening and widening of risk management in all areas. Whether in underwriting policy, retrocession, investment management, capital allocation and capital structure, or the monitoring of major natural, technological, social and medical risks, the SCOR Group is doing everything in its power to control its exposures, optimise the diversification of its portfolio and fine tune its hedging in order to strengthen its solvency.”

Consolidated key figures under IFRS

In EUR millions
(at current exchange rates)	30 June 2005	30 June 2006	Variation

Gross written premiums	1,184	1,372	+ 16%
Net earned premiums	1,083	1,177	+ 9%
Operating income	140	188	+ 34%
Net income	72	102	+ 42%

In EUR millions	31 December
(at current exchange rates)	2005	30 June 2006	Variation

Net liabilities relating to contracts	8,758	8,642	- 1.3%
Investments	9,635	9,199	- 4.5%
Shareholders’ equity	1,719	1,672	- 2.7%

In EUR	30 June 2005	30 June 2006	Variation

Net earnings per share	0.09	0.11	+ 22%
Book value per share	1.77	1.75	- 1%
2006 communications timetable

2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.